CORRESP

TRANS WORLD CORPORATION

Confidential Treatment Requested by Trans World Corporation for
Certain Portions of this Letter Pursuant to Rule 83

June 11, 2009

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:     Response to the May 29, 2009 SEC Letter
Form 10-K: For the Year Ended December 31, 2008
Form 8-K: Filed on May 12, 2009
File No. 000-25244

Dear Mr. Shenk:

Thank you for your follow-up comments to our response letter dated May 22, 2009.  We will attempt to respond to your inquiry points in the order in which they appeared in your letter dated May 29, 2009.

We have filed separately with the Office of Freedom of Information and Privacy Act Operations a request for confidential treatment of certain portions of this letter pursuant to 17 C.F.R. Section 200.83 (“Rule 83”)

Point 1.
We confirm to you that, in the future, Trans World Corporation (the “Company” or “we”) will provide in the Company’s periodic reports disclosure that breaks out revenues and associated costs of the separate operations whenever either the hotel or restaurant operations, or the combined hotel and restaurant operations, exceed the 10% revenue threshold.

Point 2.	We re-clarified the footnote, in light of your comments, as follows and will include this in all future filings:

“Goodwill -- Goodwill represents the excess of the cost of the Company’s Czech subsidiaries over the fair value of their net assets at the date of acquisition, which consisted of the Ceska and Rozvadov casinos and the land in Hate (currently, the Route 59 Casino).  Under Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test.  The Company has allocated the goodwill over two reporting units that are components of the operating segment “Czech subsidiaries” and are classified as the “German reporting unit” which consists of the Ceska and Rozvadov casinos and the “Austrian reporting unit” which consists of the Route 55 and Route 59 Casinos and Hotel Savannah.  The impairment assessment requires the Company to compare the fair value of its two reporting units to their respective carrying values to determine whether there is an indication that an impairment exists.  The fair value of the two reporting units were determined through a combination of recent appraisals of the Company’s real property and a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”), which was based on the Company’s experience and data from independent third parties.  As required by SFAS No. 142, the Company performed the periodic fair-value based testing of the carrying value of goodwill related to its two reporting units, at September 30, 2008, and determined that goodwill was not impaired.  There were no indicators of impairment present during the fourth quarter of 2008. Therefore, TWC determined that there was no impairment of goodwill at December 31, 2008.  The carrying amount of goodwill as of December 31, 2008 for the German reporting unit and the Austrian reporting unit were approximately $5,465 and $965, respectively.
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545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL:  212.983.3355  FAX:  212.983.8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Confidential Treatment Requested by Trans World Corporation for
Certain Portions of this Letter Pursuant to Rule 83

	Applicable	Goodwill
	Foreign	German -		Austrian -
As of December 31, 2008 (in thousands, except FX)	Rate (“FX”)(2)	reporting unit		reporting unit

Residual balance, as of January 1, 2003 (inUSD)(1)		USD	3,042	USD	537

USD residual balance (A), translated at June 30, 1998 (date of acquisition),
at FX rate of:	33.8830	CZX	103,077	CZX	18,190

2003 CZK balance, translated to USD,
At December 31, 2008 at FX of:	18.8606	USD	5,465	USD	965

Net increase to Goodwill (adjustment made to Translation
Adjustment in consolidation):		USD	2,423	USD	428
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(1)	Goodwill was amortized over 15 years until the Company started to comply with SFAS No. 142, since January 1, 2002. The balance represents the remaining, unamortized goodwill, after an impairment charge taken prior to January 1, 2003.
(2)	FX (interbank) rates taken from Oanda.com.

Point 3.
In contrast to US casinos, each visitor to our casinos is required, by Czech or Croatian law, to “check in” at the entrance reception, presenting an acceptable form of picture identification for entry, which effectively permits us to track their visit frequency and, to a limited extent, the duration of their visits.

As an incentive to increase gaming play time, we provide to all of our playing guests complimentary drinks and a free food buffet.  In addition to these general amenities, we also issue different classes of “loyalty” cards (i.e. “Blue Card,” “Gold Card,” and the “Platinum Card”) to customers who spend relatively longer periods playing our games. These cards entitle the holder and a set number of the holder’s guests, depending on the card type, to various additional benefits.  [Redacted pursuant to confidential treatment request under Rule 83] We also grant certain other privileges to our VIP players and to those players who have incurred large losses in our casinos, at the casino management’s discretion, such as opening a private gaming table, or extending our operating hours, and/or providing free hotel accommodations.

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545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL:  212.983.3355  FAX:  212.983.8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Confidential Treatment Requested by Trans World Corporation for
Certain Portions of this Letter Pursuant to Rule 83

These loyalty cards are granted based on the each player’s frequency of visits and aggregate total drop for a pre-determined number of visits.

The complimentary food and beverage, cigarettes and cigars, and hotel accommodations costs are recognized in the Gaming departmental expenses, which totaled approximately $1.2 million or 4.2% of gaming revenues for the reported year 2008, while general gifts and giveaways, excluding personal gifts, represented about $200,000 or 0.7% of gaming revenues, and were also recognized in the Gaming department.

The personal gifts are booked as special promotion expenses in the Marketing Department, which totaled approximately $44,000 for 2008.

Point 4.
We operate a progressive 4-level jackpot system for our slot operation at Rozvadov.  The total base amount of the jackpot is 30,000 EUR at the top tier level. The jackpot payments are accounted for as a revenue reduction when paid out. There was no reserve, attributable to the incremental jackpot amount, on our books as of December 31st, 2008 due to its immateriality.

Point 5.
The Company considered APB 21 when the original notes were issued and concluded that the excess interest to be recorded would be immaterial as the intended timeline of the notes were generally short in nature (less than 1 year, 2 years and 3 years) and the nature of the notes were for repayments of purchases made on Grand Hotel Lav’s (“GHL”) behalf and for casino cage cash.  In addition, if payments due were not made timely, the rate of interest defaults to 9.0% for the unpaid portion of the notes, which this rate is currently being paid on 38.0% of the outstanding balance (32,614 Euros (EUR) of interest income was recorded in 2008).  Two of the three notes are for the original purchase of casino equipment and the third note is for replenishment of casino cage cash under a short term one year agreement.  Attributes of the three notes are as follows:

Note #1 – Maximum amount allowed to be used for pre-opening costs was 600,000 EUR, of which 229,139 EUR was the final amount drawn since inception and 171,857 EUR are due as of December 31, 2008 with repayment terms of 24 months.  This note was for repayment of the purchases made on behalf of GHL for the opening costs, promotion and opening payroll.

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545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL:  212.983.3355  FAX:  212.983.8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Confidential Treatment Requested by Trans World Corporation for
Certain Portions of this Letter Pursuant to Rule 83

Note #2 – Maximum amount allowed to be used for casino equipment was 1,000,000 EUR, of which 567,466 EUR was the final amount drawn since inception and 477,546 EUR due as of December 31, 2008 with an interest rate of 4%. (The Company has determined that 6% was the market rate of interest issued at the date of the issuance of the notes). The repayment term of this note is 3 years.  This note was issued for the repayment of purchases made for the gaming tables, slot machines and surveillance equipment.

Note #3 – [Redacted pursuant to confidential treatment request under Rule 83.]

In addition to these notes, the Company classified 116,384 EUR of management fees receivable in the loan account and will separate this balance in the footnotes in future filings.

The Company recorded a total of 47,316 EUR of interest on the open GHL notes #1 and #2 for the calendar year ending December 31, 2008 (47,316 EUR represents the 4% on Note #2 and the default interest rate of 9% on the unpaid balances of these two loans).  This represents an approximate interest rate of 6.3% on loans #1 and #2.   The Company respectfully understands the Commission’s comment and position but feels any additional interest charged would be deemed immaterial.

Point 6.	TWC’s gaming taxes for the reported year 2008 consisted of the following:

	Gaming taxes:	$1.5 million
	Charity taxes:	$2.2 million

These taxes were recognized in the “Cost of Revenues” line in our consolidated statements of income, and the accrued and unpaid portion in the “Czech Tax Accrual” line in our consolidated balance sheets.

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545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL:  212.983.3355  FAX:  212.983.8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Confidential Treatment Requested by Trans World Corporation for
Certain Portions of this Letter Pursuant to Rule 83

Value-added taxes (VAT) are not recoverable for casino operations, and were expensed along with the cost of services or products purchased in 2008.

Point 7.
We believe that these non-GAAP financial measures provide useful information to our investors as well as to others who might be interested in purchasing shares of our common stock. This belief is based on the conversations and meetings management has had with our investors where the substance of these talks has centered around historical and prospective EBITDA measurements.  This performance measurement, as its acronym implies, gives an analytic view of the Company’s operational earnings on a cash basis, excluding the impact of the Company’s debt obligations and (non-cash) depreciation and amortization. Management continues to believe that this non-GAAP measurement tool is useful to our constituents, including our current lender, Commerzbank, who actually requires that our total debt not exceed a certain multiple of our rolling four-quarters EBITDA.  Based on our (unscientific) observations, it appears that, even though the EBITDA measurement is not “GAAP,” it does enhance investor understanding of our business.

Therefore, in light of the above, we intend to continue to use this measurement.  As a matter of practice, however, in accordance with Item 10(h)(i)(1) of Regulation SK, whenever this non-GAAP financial measure is used, we will provide a table reconciling this figure back to our financial statements.

We hope the above sufficiently addresses your comments. Please feel free to contact me if you have any questions regarding our responses.

Respectfully yours,

/s/ Rami S. Ramadan________
Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer

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545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL:  212.983.3355  FAX:  212.983.8129